EXHIBIT 99.(d)(16)

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NEWS RELEASE

FOR IMMEDIATE RELEASE                        COMPANY CONTACT:

                                             Eric Lomas
                                             Chairman
                                             Telephone: (212) 759-9080

                                             Gilles Guinchard
                                             President &
                                             Chief Executive Officer
                                             Telephone: (305) 446-8000


                      REXEL, INC. COMPLETES ACQUISITION OF
                     TWO WEST COAST ELECTRICAL DISTRIBUTORS
                    CORAL GABLES, FLORIDA - NOVEMBER 17, 1997


Rexel, Inc. (RXL - NYSE) announced today that it had completed the previously announced acquisitions of Pacific Electrical Supply, Inc., based in San Leandro, California, and Taylor Electric Supply, Inc., based in Portland, Oregon, in separate transactions for total consideration of approximately $40 million in cash. Pacific Electrical, a distributor of electrical parts and supplies through a network of ten branches located in California and Nevada, had sales of approximately $90,000,000 for its fiscal year ended October 31, 1996. Taylor, a distributor of electrical parts and supplies with its distribution center located in Portland, Oregon, had sales of approximately $49,000,000 for its fiscal year ended December 31, 1996.

On October 20, 1997, the Company announced that, pursuant to a recently executed merger agreement, its majority stockholder, Rexel S.A. of Paris, France, was launching a tender offer seeking to purchase all of the outstanding stock of the Company not beneficially owned by Rexel S.A. at a price of $22.50 per share in cash. The merger agreement was recommended by a special committee of the Company's Board of Directors and approved by the Company's directors. The tender offer commenced on October 23, 1997 and will expire at 12:00 midnight, New York City time, on November 20, 1997, unless extended. Shareholders may obtain information pertaining to the tender offer by calling either J.P. Morgan & Co., the dealer manager, at (800) 292-9848, or MacKenzie Partners, Inc., the information agent, at (800) 322-2885.

Rexel, Inc. is a major electrical supplies distributor in the United States. Rexel, S.A. is the majority shareholder of Rexel, Inc. Rexel S.A. is headquartered in Paris, France and is listed on the Paris Stock Exchange. Rexel S.A., operating through its affiliated companies, including Rexel, Inc., is the largest electrical supplies distributor in the world with operations in 17 countries.